SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11K


[ X ] Annual report pursuant to section 15(d) of the Securities Exchange Act of
      1934 [fee required] for the fiscal year ending December 31, 1993.

                                       OR

[     ] Transition report pursuant to section 15(d) of the Securities Exchange
        Act of 1934 [no fee required]

Commission file number 1-652


A.	Full title of the Plan:

        EMPLOYEES' STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:


                             UNIVERSAL CORPORATION
                           1501 NORTH HAMILTON STREET
                            RICHMOND, VIRGINIA 23260
                                 (804) 359-9311

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                      EMPLOYEES' STOCK PURCHASE PLAN
                                      OF UNIVERSAL LEAF TOBACCO
                                      COMPANY, INCORPORATED AND
                                      DESIGNATED AFFILIATED COMPANIES


Date: June 9, 1994                    /s/ Hartwell H. Roper
                                      Hartwell H. Roper
                                      Senior Vice President and Chief Financial
                                      Officer
                                      Universal Leaf Tobacco Company, Inc.

                              Financial Statements
                           and Supplemental Schedules
                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies
                     Years ended December 31, 1993 and 1992
                      with Report of Independent Auditors

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1993 and 1992
                      with Report of Independent Auditors




                                    Contents

                                                                          Page
Report of Independent Auditors............................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits......................  2
Statements of Changes in Net Assets Available for Plan Benefits...........  3
Notes to Financial Statements.............................................  5


Supplemental Schedules	Schedules

Item 27a - Schedule of Assets Held for Investment Purposes................  1
Item 27d - Schedule of Reportable Transactions............................  2

                         Report of Independent Auditors

Administrative Committee,
Employees' Stock Purchase Plan of
Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes as of December 31, 1993 and Reportable Transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 basic financial statements taken as a whole.

                                             /s/ Ernst & Young

June 3, 1994

                                Employees' Stock Purchase Plan of
                           Universal Leaf Tobacco Company, Incorporated
                               and Designated Affiliated Companies

                       Statement of Net Assets Available for Plan Benefits




                                                             December 31, 1993
                                           Universal     Lawyers Title
                                          Corporation     Corporation      Fixed
                                            Common          Common        Income
                                          Stock Fund      Stock Fund       Fund        Total
Common stock of Universal
 Corporation, at market;
 1,564,804 shares                         $40,098,102     $        -     $      -     $40,098,102

Common stock of Lawyers
 Title Corporation, at market;
 115,965 shares                                     -      2,101,866            -       2,101,866

Investment in a fund consisting
 of guaranteed investment
 contracts; 574,701 units                           -              -      574,701         574,701

Temporary cash investments                      4,433              -        2,910           7,343

Net assets available for plan benefits    $40,102,535     $2,101,866     $577,611     $42,782,012

                                                             December 31, 1992

Common stock of Universal
 Corporation, at market;
 1,674,409 shares                         $57,139,206     $        -     $      -     $57,139,206

Common stock of Lawyers
 Title Corporation, at market;
 157,974 shares
                                                    -      1,606,069            -       1,606,069

Investment in a fund consisting
 of guaranteed investment
 contracts; 512,613 units                           -              -      512,613         512,613

Temporary cash investments                        609              -        3,250           3,859

Net assets available for plan benefits    $57,139,815     $1,606,069     $515,863     $59,261,747


See accompanying notes.

                                Employees' Stock Purchase Plan of
                           Universal Leaf Tobacco Company, Incorporated
                               and Designated Affiliated Companies

                  Statement of Changes in Net Assets Available for Plan Benefits



                                                      Year Ended December 31, 1993
                                           Universal     Lawyers Title
                                          Corporation     Corporation      Fixed
                                            Common          Common        Income
                                          Stock Fund      Stock Fund       Fund           Total
Investment income:
 Net appreciation (depreciation) in
  market value of investments             $(13,980,025)   $  983,625     $       -    $(12,996,400)
 Cash dividends                              1,406,710             -             -       1,406,710
 Interest                                        7,897             -        33,406          41,303
                                           (12,565,418)      983,625        33,406     (11,548,387)

Contributions and credit from forfeitures    3,256,606             -        77,268       3,333,874
                                            (9,308,812)      983,625       110,674      (8,214,513)

Withdrawals and forfeitures of
 employees' accounts                        (7,774,205)     (442,091)      (48,926)     (8,265,222)

Transfer among funds                            45,737       (45,737)            -               -

Net increase (decrease)                    (17,037,280)      495,797        61,748     (16,479,735)

Net assets available for plan benefits:
 December 31, 1992                          57,139,815     1,606,069       515,863      59,261,747

 December 31, 1993                         $40,102,535    $2,101,866      $577,611     $42,782,012


See accompanying notes.

                                Employees' Stock Purchase Plan of
                           Universal Leaf Tobacco Company, Incorporated
                               and Designated Affiliated Companies

                  Statement of Changes in Net Assets Available for Plan Benefits



                                                      Year Ended December 31, 1992
                                           Universal     Lawyers Title
                                          Corporation     Corporation      Fixed
                                            Common          Common        Income
                                          Stock Fund      Stock Fund       Fund           Total
Investment income:
 Net appreciation in market value of
  investments                             $   714,138     $  440,078     $       -    $ 1,154,216
 Cash dividends                             1,333,562              -             -      1,333,562
 Interest                                       6,581              -        39,548         46,129
                                            2,054,281        440,078        39,548      2,533,907

Contributions and credit from forfeitures   3,229,419              -        87,829      3,317,248
                                            5,283,700        440,078       127,377      5,851,155

Withdrawals and forfeitures of
 employees' accounts                       (4,307,608)       (99,035)     (145,105)    (4,551,748)

Transfer among funds                          111,903       (111,903)            -              -

Net increase (decrease)                     1,087,995        229,140       (17,728)     1,299,407

Net assets available for plan benefits:
 December 31, 1991                         56,051,820      1,376,929       533,591     57,962,340
 December 31, 1992                        $57,139,815     $1,606,069      $515,863    $59,261,747


See accompanying notes.

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                         Notes to Financial Statements

                     Years ended December 31, 1993 and 1992


1. Description of the Plan

A complete description of Plan provisions including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document which has been filed with the Securities and Exchange Commission. Copies of these documents and the prospectus relating to the Plan are available from the Universal Corporation Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan sponsored by Universal Leaf Tobacco Company, Incorporated (the sponsor) for the benefit of certain salaried employees of designated affiliated companies. The Plan as amended and restated on July 1, 1989 is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

After one year of service, employees may elect to contribute 1% to 5% of their total pay (including overtime and bonuses) by means of monthly payroll deductions. Employers match 100% of employee contributions except to the extent that the employer contribution is reduced by forfeitures from withdrawing participants.

Employees may elect to invest in the Universal Corporation Common Stock Fund, Fixed Income Fund or to divide their contributions equally between the two funds. Employers' contributions are invested only in the Universal Corporation Common Stock Fund.

Participant accounts

Each participant's account is credited with the participant's contributions, the employer's matching contribution and credit from forfeitures and an allocation of the Plan's investment income. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                         Notes to Financial Statements


1. Description of the Plan (continued)

Vesting

Participants are fully vested in participant contributions and in employer contributions in the event of retirement, disability or death. Otherwise, vesting in the employer contributions occurs according to the following schedule:

             Years of service            Vesting percentage
                   0-4                           0%
                    5                          100%


Benefits

Participants who retire or become disabled may receive a distribution in a single lump sum or in annual installments over a period not to exceed ten years.

Termination

While the sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants' will become fully vested in their accounts.

Lawyers Title Corporation Shares

During October 1991, each participant elected to either sell or hold all Lawyers Title Corporation shares distributed to them as a dividend from Universal Corporation in conjunction with the spin off of the Lawyers Title subsidiary. Participants continuing to hold Lawyers Title Corporation shares may elect to sell 100% of their holdings as part of their regular semi-annual elections and have the proceeds invested in Universal Corporation Common Stock. No additional investments in Lawyers Title Corporation Common Stock are permitted under the Plan.

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                         Notes to Financial Statements


1. Description of the Plan (continued)

Pursuant to an IRS Ruling and applicable Treasury Regulations, participants were required to allocate their tax basis in the Universal Corporation Common Stock held at the time of the distribution between their Universal Corporation Common Stock and Lawyers Title Corporation Common Stock (including any fractional share interest) in proportion to their relative fair market values at that time.
Based on the average of the high and low trading prices of Universal Corporation Common Stock and Lawyers Title Corporation Common Stock on October 1, 1991,
95.343 percent of the basis was allocated to Universal Corporation Common Stock and 4.657 percent was allocated to Lawyers Title Corporation Common Stock.

On February 25, 1993, the Board of Directors of Lawyers Title declared a three-for-two stock split on the shares of Lawyers Title's Common Stock. One additional share was issued for every two shares held by shareholders of record at the close of business on April 15, 1993. The December 31, 1992 statement of net assets available for benefits has been adjusted to give effect to the stock split.

2. Summary of Significant Accounting Policies

Investments

The Plan's investments are held by a bank-administered trust fund. Investments in the Common Stock Funds are carried at market value based upon quotations from the New York Stock Exchange (Universal Corporation Common Stock) or the NASDAQ National Market System (Lawyers Title Corporation Common Stock). Dividends are recorded on the record date and interest is accrued as earned.

Investments in the Fixed Income Fund consist of a pooled fund of guaranteed investment contracts issued by life insurance companies and managed by the Trustee. Contract value represents cost plus accumulated interest less withdrawals.

Reclassification

Certain amounts in the prior year's financial statements have been reclassified to be reported on a consistent basis with the current year's presentation.

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                         Notes to Financial Statements


3. Reconciliation to Form 5500

Amounts allocated to the accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $429,748 in 1993 and $128,579 in 1992. The reconciliation of the benefits information for Form 5500 and Generally Accepted Accounting Principles (GAAP) reporting purposes is as follows:



                                Benefits Reported           Accrued Benefits
                               for the Year Ended                as of
                                December 31, 1993           December 31, 1993

As reported on Form 5500           $8,566,391                    $429,748

Benefits accrual at
December 31, 1993                    (429,748)                   (429,748)

Benefits accrual at
December 31, 1992                     128,579                           -

GAAP Basis                         $8,265,222                   $       0


4. Contributions

Contributions to the Plan by employers and participants for the years ended December 31, 1993 and 1992 were as follows:


                Participants'         Employers'      Credit from
                contributions       contributions     forfeitures      Total

1993             $1,666,937          $1,655,304        $11,633       $3,333,874
1992              1,658,624           1,637,177         21,447        3,317,248

                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

                         Notes to Financial Statements


5. Income Taxes

The Plan has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Internal Revenue Code and the related trust to be exempt from taxation under Section 501(a). Continued qualification of the Plan will depend on continued effect in operation under the approved form. Universal Leaf Tobacco Company, Incorporated is not aware of any series of events or course of actions that may have adversely affected the qualified status of the Plan.

Until such time as a participant or his beneficiary withdraws from the Plan, no income tax is payable by the participant on contributions made by his employer on his behalf or interest and dividends added to his account. The income tax ramifications to employees with respect to the Plan are described in the Prospectus covering the Plan which is available to all employees.

6. Related Party Transactions

The administrative expenses of the Plan, which include Trustee's fees of $52,517 and $55,642 during the years ended December 31, 1993 and 1992, respectively, are paid by Universal Leaf Tobacco Company, Incorporated and are not included in the accompanying financial statements.

Under the provisions of the Plan, shares of Universal Corporation Common Stock may be purchased from employees who are officers and directors at the closing price on the New York Stock Exchange on the date of purchase. Such purchases amounted to $161,364 and $115,738 during the years ended December 31, 1993 and 1992, respectively.

7. Sale of Universal Woods

Concurrent with the February 10, 1993 sale of Universal Woods (a designated affiliate of the Company, as defined by the Plan) by the sponsor, all employee participants of Universal Woods were terminated from the Plan and received 100% distributions of account balances in accordance with plan provisions. Such distributions included 9,286 shares of Universal Corporation Common Stock, 331 shares of Lawyers Title Corporation Common Stock and $4,512 from the Fixed Income Fund.

                             Supplemental Schedules

                                   Schedule 1

                                   Item 27a-
                          Schedule of Assets Held for
                              Investment Purposes

                                                                   Schedule 1



                       Employees' Stock Purchase Plan of
                  Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

           Item 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1993


                                                                    Market
         Name and Title                              Cost            Value
Universal Corporation Common Stock Fund
 Common stock of Universal Corporation            $24,223,296     $40,098,102
 Temporary cash investments                             4,433           4,433
                                                  $24,227,729     $40,102,535

Lawyers Title Corporation Common Stock Fund
 Common stock of Lawyers Title Corporation        $   373,547     $ 2,101,866

Fixed Income Fund
 Investment in guaranteed investment contracts    $   574,701     $   574,701
 Temporary cash investments                             2,910           2,910
                                                  $   577,611     $   577,611

                                   Schedule 2

                                   Item 27d -
                      Schedule of Reportable Transactions

                                                 Employees' Stock Purchase Plan of
                                            Universal Leaf Tobacco Company, Incorporated
                                                and Designated Affiliated Companies

                                           Item 27d - Schedule of Reportable Transactions

                                                         December 31, 1993

                                                                                                        Current Value of
      Identity of                                                  Purchase       Selling      Cost of     Asset on        Net Gain
     Party Involved                        Description              Price          Price        Asset   Transaction Date   or (Loss)
Category (iii) - Series of Transactions in Excess of 5% of Plan Assets
Edwards (A.G.) and Sons, etc.    Purchased 49,800 shares of      $1,324,592
                                 Universal Stock at various
                                 prices in a series of 35
                                 individual transactions

Davenport and Co. of             Purchased 63,164 shares of       1,683,296
 Virginia, Inc.                  Universal Stock at various
                                 prices in a series of 49
                                 individual transactions

Wheat, First Securities, Inc.    Purchased 49,806 shares of       1,335,886
                                 Universal Stock at various
                                 prices in a series of 43
                                 individual transactions

Signet Trust Co.                 Purchased shares of Signet       4,627,101
                                 Select Money Market Fund II
                                 at $1/share through a
                                 series of 41 individual
                                 transactions

Signet Trust Co.                 Sold shares of Signet                       $4,752,224   $4,752,224     $4,752,224         $0
                                 Select Money Market Fund
                                 II at $1/share through a
                                 series of 137 individual
                                 transactions